(LETTERHEAD OF AMERICAN EXPRESS COMPANY)

July 10, 2012

By EDGAR Correspondence

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 1, 2012
File No. 001-07657

Dear Ms. Hayes,

We refer to the comment letter, dated June 26, 2012 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Kenneth I. Chenault, Chairman and Chief Executive Officer and Director of American Express Company (the “Company”), concerning the Company’s filings referenced above.

Following up on Eric Envall’s conversation with me on July 6, 2012, please let this letter serve to document the Company’s intention to respond to the Comment Letter by July 25, 2012.  As discussed, we are making this request to assure that we have adequate time to prepare appropriate responses to the Staff’s comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s patience and cooperation in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-0300.

Very truly yours,

/s/ Linda Zukauckas

Linda Zukauckas
Executive Vice President and
Corporate Comptroller

 cc:         Ms. Brittany Ebbertt
Ms. Stephanie Ciboroski
Eric Envall, Esq.
Michael Seaman, Esq.
Mr. Kenneth I. Chenault, American Express Company
Mr. Daniel T. Henry, American Express Company
Richard M. Starr, Esq., American Express Company
Mr. Ward R. Hamm, PricewaterhouseCoopers